August 10, 2009

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3030

Re:	Vitesse Semiconductor Corporation (“Vitesse” or the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 30, 2008
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed September 30, 2008
File No. 001-31614

Dear Mr. Vaughn:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 24, 2009 regarding our filings referenced above.  For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

We respectfully submit that, as our responses below indicate, we do not believe that any amendment to the Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “2007 Form 10-K”), or the Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (the “2008 Form 10-K”) are necessary or should be required in connection with the Staff’s comments.  Rather, we will adjust disclosures in future filings as noted in this response letter as appropriate.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8, Financial Statements and Supplementary Data, page 72

Note 6, Debt, page 94

1.            We note your response to our prior comment 1 from our letter dated May 8, 2009 and to prior comment 15 from our letter dated February 27, 2009.  It appears that your analysis of the value of the premium put option is based on the assumption that you do not expect the holder to exercise the premium put option because it would not maximize the potential return.  With a view towards enhanced disclosure, please revise your future filings to clearly disclose why you have determined that the premium put option has an immaterial fair value on the date of inception, September 30 2008, December 31, 2008, and March 31, 2009, similar to the information that you have provided within your response.

Mr. Kevin L. Vaughn, August 10, 2009 - Page 2

Response:  Our analysis of the fair value of the premium put option assumes that a holder would act in a manner that would maximize the potential return to the holder.  In instances where exercise of the premium put would not maximize return, we do not expect the holder to exercise the option.

In future filings, we will incorporate the following into our disclosure:

“Our analysis is premised on the assumption that the holder would act in a manner that maximizes the potential return, or “payoff”, at any given point in time. Included in this premise is the assumption that the holder would compare the potential return associated with each available alternative, including, as specified in the terms of the contract, holding the debt instrument, exercising an equity conversion option, or exercising a put option.  As a component of this, we incorporated a market participant consideration as to the Company’s capacity to fulfill the contractual obligations associated with each alternative, including the Company’s ability to fulfill any cash settlement obligation associated with exercise of the put option. Based on our analysis, we determined that the fair value of the premium put is most sensitive to the estimated amount of funds available for settlement of the liability on October 1, 2009. More specifically, fair value of the premium put is positively correlated to the estimated amount of cash proceeds expected to be received at exercise.”

Please see the Company’s current and amended financial filings.

Item 9A.  Controls and Procedures, page 113

Management’s Report on Internal Control over Financial Reporting, page 113

2.            We note your response to our prior comment 2.  Item 308(a)(3) of Regulation S-K specifically requires management’s report on internal control over financial reporting to include “a statement as to whether or not internal control over financial reporting is effective.”  As such, please amend your September 30, 2008 and 2007 Forms 10-K to provide management’s conclusion as to whether or not your internal control over financial reporting was effective as of each period end.

Response:  Item 308(a)(3) of Regulation S-K requires a registrant to provide a report of management on the registrant’s internal control over financial reporting that contains “management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.”

The Company believes that it has provided the disclosure required by Item 308(a)(3) of Regulation S-K, namely the following statements that at the end of the 2007 and 2008  fiscal years management concluded that the Company did not maintain an effective control environment:

Mr. Kevin L. Vaughn, August 10, 2009 - Page 3

Form 10-K for the year ended September 30, 2007.

•                In accordance with the internal control reporting requirements of the SEC, our management completed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2007. (page 122)

•                [O]ur Chief Executive Officer and Chief Financial Officer have concluded that there are still material weaknesses in our internal control over financial reporting as of September 30, 2007. (page 122)

•                Control Environment—We did not maintain an effective control environment. (page 123)

•                Period-end financial reporting process—We did not maintain effective controls over the period-end reporting process, including controls with respect to the review, supervision, and monitoring of accounting operations. (page 123)

Form 10-K for the year ended September 30, 2008

•                In accordance with the internal control reporting requirements of the SEC, our management completed an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008. (page 114)

•                [O]ur Chief Executive Officer and Chief Financial Officer have concluded that there are still material weaknesses in our internal control over financial reporting as of September 30, 2008. (page 114)

•                Control Environment—We did not maintain an effective control environment. (page 114)

•                Period-end financial reporting process—We did not maintain effective controls over the period-end reporting process, including controls with respect to the review, supervision, and monitoring of accounting operations. (page 115)

By providing these statements, the Company believes that it has fully complied with Item 308(a)(3) of Regulation S-K.  Please see our earlier response, dated June 11, 2009, for a more detailed discussion of the disclosures made by the Company in compliance with Rule Item 308(a)(3) of Regulation S-K.

Mr. Kevin L. Vaughn, August 10, 2009 - Page 4

In addition, in both the 2007 Form 10-K and the 2008 Form 10-K, the Company provided approximately 4 pages of disclosure concerning the lack of effectiveness of its internal controls over financial reporting.  Based on these detailed disclosures, we believe that an investor could not read either the 2007 Form 10-K or the 2008 Form 10-K and conclude that management believed the Company’s internal controls over financial reporting were effective.

Further in this regard, until the Company has remediated all material weaknesses in its internal control over financial reporting, in future filings on Form 10-K the Company will revise its statement concerning the effectiveness of its internal controls over financial reporting to read as follows, under the heading “Management’s Report on Internal Control over Financial Reporting”:

“Based on this evaluation, management has concluded that as of September 30, 200[ ], such internal controls over financial reporting were not effective.”

*  *  *

The Company hereby acknowledges that:

•                Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (805) 389-7185 or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Richard C. Yonker
Richard C. Yonker
Chief Financial Officer

cc:                               Michael Green, Vice President, General Counsel and Secretary,

Vitesse Semiconductor Corporation
Robert T. Plesnarski, O’Melveny & Myers LLP
Martin P. Dunn, O’Melveny & Myers LLP

David Lavan, O’Melveny & Myers LLP